Offering Memorandum Exhibit A to Form C

Oxygen4Life, Inc.
30 N Gould Suite 6994
Sheridan, Wyoming 82801
https://www.oxygen4lifeinc.com

Up to $500,400 in Common Stock at $.60 cents per share
Minimum Target Amount: $10,000.20

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Oxygen4Life, Inc., a Delaware Corporation (the "Company," or the "Issuer" as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in up to 834,000 shares of the Issuer's Common Stock (the "Offered Shares").

Investors in Securities are sometimes referred to herein as "Purchasers." The Issuer intends to raise at least $10,000.20 (the "**Target Offering Amount**") and up to $500,400.00 from Investors in the offering of the Offered Shares described in this Form C (this "**Offering**"). The minimum number of Securities that can be purchased is $100.20 per Investor (which may be waived by the Company in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Offered Shares of the Issuer are set forth below in the section entitled "*The Company's Securities*". In order to purchase and to thereby obtain an economic interest in the Offered Shares, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Issuer in its sole and absolute discretion. The Issuer has the right to cancel or rescind its offer to sell the Offered Shares at any time and for any reason.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Offered Shares at any time and for any reason. The rights and obligations of any purchasers of the Offered Shares ("Investors" or "you") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded, at which time you will be notified, and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to Jan 10, 2024 (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason. Should the Company establish an earlier time for the deadline, it will provide notice to Investors about the new offering deadline at least five business days prior to such new offering deadline and, if the investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange.

If an Investor does not reconfirm an investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Oxygen4Life, Inc.
Address: 30 N Gould Suite 6994 Sheridan, Wyoming 82801
State of Incorporation: Delaware
Date Incorporated: February 25, 2022

Terms:

Equity:

Offering Minimum*: $10,000.20 | 16,667 shares of Common Stock
Offering Maximum:** $500,400 | 834,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $.60
Minimum Investment Amount (per investor): $100.20

Deadline to reach minimum unless extended: April 30, 2023

Pre-Money Valuation: $5,000,000

*Investments, including those above the minimum target amount, will be accepted on a first come-first served basis.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus information below.*

Company Perks*:

Time Sensitive - Early Bird Bonuses:
(Bonuses are added to your investment package)

Invest by Midnight PST on Jan. 16, 2023 – 25% bonus shares

Invest within the 1st week and receive 20% bonus shares
Invest within the 2nd week and receive 15% bonus shares
Invest within the 3rd week and receive 10% bonus shares
Invest within the 4th week and receive 5% bonus shares

Any investor who invests in the first 4 weeks with more than a $500 investment will also receive access to the Body by Science Program, an 8-module membership course, that retails for $1997 and when discounted is $997.

All time-based perks will be calculated from the date and time the offering is presented to the public and using the Pacific Time Zone. The count for weeks will be every 7 days up to the same hour the offering is launched. This will be repeated for each week. For example, if the offering is launched at 7 am mountain standard time (GMT-7) on January 10, 2023, the first week will be concluded on January 7, 2023, at 6:59:59 am Pacific Standard Time.

In order to be considered an Investment, the Investor will have to submit the subscription commitment and fund the investment, prior to the completion of the allotted time.

Example:

If you invest 200 shares of common stock during week one, you will receive 40 bonus shares of common stock. (200 shares x .20 = 40 shares)

Give-A-Way PROMOTION Perks:

During the contest promotion period all investors will receive 20% bonus shares of common stock.

Volume Based Perks (not time sensitive):

$100.20+ | Tier #1 Non-applicable

$500 + | Tier #2 - (5% lifetime discount on consumer products)

*Package includes 1-bottle of PEO capsules, 1-bottle of PEO liquids, 1-bottle of herbal capsules, 1-bottle of mineral capsules, informational pdfs, and your choice between the PEO Solution book or 24-Hour Diet book in digital form! $154.45 Retail Value of Products plus book

$1,000 + | Tier #3 - (10% lifetime discount on consumer products)

*Package includes 1-bottle of PEO capsules, 1-bottle of PEO liquids, 1-bottle of herbal capsules, 1-bottle of mineral capsules, informational documents, and your choice between PEO Solution book or 24-Hour Diet book in digital form! $154.45 Retail Value of Products plus book

$2,500+ | Tier #5 - (5% bonus shares. 15% lifetime discount on consumer products)

This package includes (1) phone call with the Founders. *Package includes 1-bottle of PEO capsules, 1-bottle of PEO liquids, 1-bottle of herbal capsules, 1-bottle of mineral capsules, informational documents, and your choice between PEO Solution book or 24-Hour Diet book in digital form! $154.45 Retail Value of Products plus book!

$5,000+ | Tier #6 - (10% bonus shares. 20% lifetime discount on consumer products) – 7 Available

This package includes (1) Zoom call with Founders. *Package includes 2-bottles of PEO capsules, 2-bottles of PEO liquids, 2-bottles of herbal capsules, 1-bottles of mineral capsules, informational pdf documents, both the PEO Solution book and the 24-Hour Diet book in digital form! $381.35 Retail Value of Products plus books.

$10,000+ | Tier #7 - (10% bonus shares. 20% lifetime discount on consumer products) - 10 Available

A day and dinner with the Founder Team in Scottsdale, AZ. Does not include transportation. This includes a one-night stay at a premier Hyatt Hotel. *Package includes 2-bottles of PEO capsules, 2-bottles of PEO liquids, 2-bottles of herbal capsules, 2-bottles of mineral capsules, informational pdf documents, both the PEO Solution book and the 24-Hour Diet book in digital form! $381.35 Retail Value of Products plus books.

$25,000+ | Tier 8 - (15% bonus shares. 20% lifetime discount on consumer products) - 2 Available

A day and dinner with the Founding Team in Scottsdale, AZ. We will fly you round trip from anywhere in the Continental USA and will include a two-night stay at a premier Hyatt Hotel. It will include a round of golf or a spa day depending on the individual. It will include a Separate entry on the CAP Table. *Package includes 2-bottle of PEO capsules, 2-bottle of PEO liquids, 2-bottle of herbal capsules, 2-bottle of mineral capsules, informational documents, both the PEO Solution book and the 24-Hour Diet book in digital form! $381.35 Retail Value of Products plus books.

$50,000+ | Tier 8 - (25% bonus shares. 20% lifetime discount on consumer products) - 1 Available

A day and dinner for two with the Founding Team in Scottsdale, AZ. We will fly you and a guest round trip from anywhere in the Continental USA and will include a two-night stay at a premier Hyatt Hotel. It will include a choice of either a round of golf or a spa day for each person, depending on the individual. It will include a Separate entry on the CAP Table. *Package includes 2-bottle of PEO capsules, 2-bottle of PEO liquids, 2-bottle of herbal capsules, 2-bottle of mineral capsules, informational documents, both the PEO Solution book and the 24-Hour Diet book in digital form! $381.35 Retail Value of Products plus books.

* 'In order to receive perks from an investment, one must submit in a single subscription for the total investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks will be assessed and issued after the offering is completed.

** Investors will only receive a single bonus, even though they may qualify for more, and the selection of the bonus will be the bonus with the largest value category for which they are eligible.

***EZTREK™ is only available through a licensed medical practitioner and is not included in the product packages.

**** Lifetime discount cannot be combined with any VIP Rewards discount a customer might earn when shopping online. Choose the highest discount at time of order.

*****Discounts are for retail customers only.

Give-A-Way PROMOTION

Simultaneously with the Offering a securities award promotion (the "Give-A-Way") is also available. In the Give-A-Way, the Company is offering to give away up to 100,000 shares of Class B, non-voting securities, with a par value of $0.01. The award amount is a total par value of $1,000.

The Give-A-Way will last no more than 45 days from the date of the submission of the Form C amendment, unless extended by the Company or in the event this crowdfunding raise is closed earlier, it would end at that time. In no event will the Give-A-Way run past the close of the offering.

The company will award three winners the following number of securities:

 1st place would be 50,000 shares.

2nd place would be 30,000 shares.

3rd place would be 20,000 shares.

Interested Participants (the "Participants") in the Give-A-Way will opt-in to the Promotion by providing their name and email address.

Participants agree to have their name and likeness used in promotional materials such as press releases and social media posts.

Participants agree to receive promotional marketing emails from the company but have the option to unsubscribe at any time.

Give-A-Way participants must be legal residents of the country where the promotion is being held and meet the minimum age requirement as determined by local laws.

The Give-A-Way tracking and selection of the winners will be conducted by random computerized draw using third-party software. The winners will be subject to all requirements for the purchase of a securities product. Those steps entail identity verification, anti-money laundering reviews, and validation of essential pieces of Participant information.

No cash is paid to enter the Give-A-Way. No purchase is required.

Opt-Out

Participants may choose to not receive promotional marketing emails. In order to opt out, you will need to use the provided opt-out link provided at the bottom of each promotional email. In the event you are chosen as a winner, we will contact you via the email provided.

Participants may also use the standard US mail system to register for the Give-A-Way, by providing their full legal name, email address, and phone number. Participants may mail in the required information to the Company. Address it to:

Oxygen4Life, Inc. – Give-A-Way Offer
 30 N. Gould Street Suite 6994
 Sheridan, WY 82801

Participant Points and Award Selection Process

Participants may enter the contest by registering with their full legal name and email address at which point the software would award them 25 points. These 25 points would give them 25 chances to win. They may then share the Give-A-Way with friends and family using social media, email address or through personal contact. Participants may earn additional points through activities announced by the Company.

Each of these activities is tracked and additional points are awarded to the Participant just for sharing. At no time must the referred family member or friend register for the Participant to receive their additional points.

The software tracks for potential fraud and notifies the Company where it can follow-up on expected non-existent people or Participants sharing with themselves.

Each person that the Participant shares with will have the ability to also enroll and have the same opportunities.

Throughout the Give-A-Way, the Company may offer additional prizes/incentives which will be awarded based upon Participants having reached certain point thresholds. These will be available to everyone who reaches these thresholds.

These prizes/incentives might be things like free products/coaching calls or branded promotional materials ("Swag") like Company hats, t-shirts, etc. Exact Swag may be decided at different times, at the discretion of the Company, and the Company provides no warranty that Swag will be available.

Officers, directors, employees, and vendors of the Company may participate in the promotion and refer friends but are not eligible to win one of the three Company stock awards.

 The Company is not responsible for any expenses incurred by Participants in connection with their participation in the Give-A-Way, any lost, late, damaged, or misdirected entries or communications, any taxes or fees imposed on the prize, or any injury or damage to participants or any other person's computer related to or resulting from participating in the Give-A-Way.

By participating in the Give-A-Way, Participants agree to release and hold harmless the Company, its affiliates, and its partners from any and all liability for any injuries, loss, or damage of any kind arising from or in connection with the Give-A-Way or any award won.

The Company's decision on all matters related to the Give-A-Way is final. The Company reserves the right to modify or cancel the Give-A-Way at any time.

The Give-A-Way is void where prohibited by law.

The software will automatically select the award winners and the process of selection will be streamed live, in order to provide transparency in the awarding process.

The Company and its Business

Company Overview

Oxygen4Life, Inc (O4L) is a corporation organized under the laws of the state of Delaware and is a biomedicine company leading the charge in the rapidly expanding field of lipidomics. We offer patented, clinically proven, therapeutic solutions providing a natural and safe, non-drug remedy to cardiovascular disease, diabetes 1 & 2, neuropathy, dermatological conditions, viruses, and other diseases involving an impaired delta6- desaturase pathway without side effects.

https://en.wikipedia.org/wiki/Biomedicine

We market, sell and distribute a patented all organic plant based/vegan consumer supplement and a patented medical food therapeutics used to treat systemic chronic inflammation, cardiovascular disease, diabetes, neuropathy and other diseases and disorders involving an impaired metabolic pathway which is sold through licensed health care practitioners.

The patented all-organic plant seed oil supplements are vegan friendly and are sold directly to consumers via our website, through licensed health care practitioners, resellers, and retail stores under the company's brand Oxygen4Life ™ or under private label.

The company just released a patented all-organic, vegan friendly plant seed oil Medical Food, EZTREK™, that focuses on supporting and optimizing the patient's natural physiologic processes, not blocking or impeding metabolic pathways. The results are an innovative, highly effective medical food management for specific chronic diseases / disorders across diverse patient populations.

O4L taps into the wellness and health supplement space which has become an even greater priority since COVID-19. We address the everyday health-conscious consumer with our PEOs without needing to take countless pills & potions. The PEOs are for men & women of all ages and support the entire body.

The patented Medical Food EZTREK™ is formulated to be consumed or administered enterally, (by means of drinking) under the supervision of a physician and which is intended for the specific dietary management of a disease or condition for which distinctive nutritional requirements, based on recognized scientific principles, and are established by medical evaluation.

There are currently 13 medical diseases or disorders caused by an impaired D6D metabolic pathway for which EZTREK™ can be recommended:

• Diabetes (Type 1 & Type 2) including Neuropathy

• Lipid-Enveloped Viruses (including COVID series)

• Alzheimer's

• Dermatological Conditions

• Cardiovascular Disease

• Inflammatory Bowel Disease

• Chronic Fatigue (including post viral syndromes)

• Fatty Liver Disease Including NAFLD

• Cancer

Respiratory Diseases with Chronic Inflammation

• Mesothelioma

• Idiopathic Pulmonary Fibrosis (IPF)

• Chronic Obstructive Pulmonary Disease (COPD)

Competitors and Industry - Supplements

The wellness and supplement industry is estimated at $260B and is projected to increase to $600B by 2026. The US Vitamin & Supplement Manufacturing industry was $35.6B in 2022. The closest comparable industry or product to ours is the fish oil industry which was a $1.2 billion industry in the US in 2015. (https://www.ibisworld.com/industry-statistics/market-size/vitamin-supplement-manufacturing-united-states/)

(https://www.washingtonpost.com/business/economy/claims-that-fish-oil-boosts-health-linger-despite-science-saying-the-opposite/2015/07/08/db7567d2-1848-11e5-bd7f-4611a60dd8e5_story.html)

There are numerous competitors in the supplement space. All one has to do is walk in the local health food store or even your local grocery to see all your choices. However, no supplement compares to the PEOs because they can be taken for so many different ailments or for general health and well-being. The PEOs have a 20-year history with proven results, published experiments and medical practitioners with their clinical results. The PEOs also tap into the organic, plant based and vegan markets. Our only true competitors would be those that resell our products under our label or a private label.

Competitors and Industry – Medical Foods

What is the difference between a supplement and a medical food?

"The term medical food, as defined in section 5(b) of the Orphan Drug Act (21 U.S.C. 360ee (b) (3)) is "a food which is formulated to be consumed or administered enterally under the supervision of a physician and which is intended for the specific dietary management of a disease or condition for which distinctive nutritional requirements, based on recognized scientific principles, are established by medical evaluation."

About 659,000 people in the United States die from heart disease each year—that's 1 in every 4 deaths. Heart disease costs the United States about $363 billion each year from 2016 to 2017. This includes the cost of health care services, medicines, and lost productivity due to death.

$1 out of every $4 in US health care costs is spent on caring for people with diabetes. $237 billion‡(c) is spent each year on direct medical costs and another $90 billion‡(c) on reduced productivity. The total economic cost of diabetes rose 60% from 2007 to 2017.

The total annual cost of Diabetic Peripheral Neuropathy and its complications in the U.S. was estimated to be between 4.6 and 13.7 billion US dollars. Up to 27% of the direct medical cost of diabetes may be attributed to DPN.

Wound healing - A conservative estimate of the annual cost is $28 billion when the wound is the primary diagnosis on the claim. When the analysis included wounds as a secondary diagnosis, the cost for wounds is conservatively estimated at $31.7 billion.

Skin disorders like psoriasis costs the nation $52 to $63 billion a year. Indirect costs such as lost work hours and unemployment make up another $24 to $35 billion. About 10 to 20 percent of people also get an inflammatory type of arthritis, according to the Centers for Disease Control and Prevention.

With EZTREK™, we can enter many markets utilizing a systematic approach to target licensed health care practitioners both on size of market and currently available treatment methodologies. There is no competitor in this space as a medical food other than pharmaceutical drugs.

Oxygen4Life is the first company we know of to combine a nutritional supplement with a medical food for the management of specific diseases and disorders using what we call the three-tiered approach.

Consumers can order our health supplements direct through our websites or through one of our resellers or health care practitioners. Licensed health care practitioners who have been registered with the company can recommend either the supplement or the medical food based on the needs of their patients.

Current Stage

Even though the Company is technically a startup, the founder as a sole proprietor has slowly been building the business over the past 17+ years. In the past 5-years, working part-time he has generated almost $900,000 in gross revenue. He has been able to do this because he has no product manufacturing costs, no warehousing and outsources all fulfillment. In addition, he has spent no money on advertising because of the repeat business and referrals from existing customers.

Future Roadmap

The Company has three ways to immediately begin to scale revenues. One is to continue to scale their PEOs direct-to-consumer business. This will be done with direct response marketing and building individual consumer groups that have said I need help with their health issues. Two, we will build out the marketing infrastructure to market to licensed health care practitioners. This will be done through social media, live events, and webinars. The goal is to build a network of physicians across the United States that will license and sell both the PEOs and the EZTREK for patients having chronic inflammation and disease. Three, we will aggressively look for Joint Venture partners we can work with and offer our products to their customer base in return for paying them a commission. It is one of the fastest ways to grow revenues.

The Team

Officers and Directors

Name: Mike Maunu

Mike Maunu's current primary role is with the issuer.

Positions and offices currently held with the Issuer.

- **Position:** CEO, Founder, Director
- **Dates of Service:** February 25, 2022 – Present
- **Responsibilities:** Leads Oxygen4Life.

Other business experience in the past three years:

- **Employer:** Oxygen4Life Supplements
- **Title:** Owner
- **Dates of Service:** February 2002 – present
- **Responsibilities:** Founded the company and responsible for securing all the current agreements, products, and marketing activities. Part-Time

Other business experience in the past three years:

- **Employer:** MikeMaunu.com
- **Title:** Owner
- **Dates of Service:** Jan 1, 2000 – present
- **Responsibilities:** Business growth coach working with executives and business owners to grow and scale their businesses.

Other business experience in the past three years:

- **Employer:** Marketing Results Group
- **Title:** Owner
- **Dates of Service:** August 2012 – present
- **Responsibilities:** Digital Marketing Agency and training company for other business coaches

Name: Alex Maunu

Alex Maunu's current primary role is with the issuer.

Positions and offices currently held with the Issuer.

- **Position:** Co-Founder & head of content/media
- **Dates of Service:** February 25, 2022 – Present
- **Responsibilities:** Responsible for overseeing digital marketing activities, social media, advertising, and content.

Other business experience in the past three years:

- **Employer:** Marketing Results Group
- **Title:** Social Media Manager
- **Dates of Service:** August 2017 – present
- **Responsibilities:** social media marketing, writing copy, creating marketing funnels, building websites

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Uncertain risks

UNCERTAIN RISK.

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

RISK OF LOSING YOUR MONEY.

If the company goes out of business, you could lose some or all of your money.

RISK WITH FINANCIAL FORECASTS.

The offering may contain financial forecasts that may not come true. The financial forecasts included are created using reasonable assumptions based on stable economic and market conditions among other factors. Even with stable economic and market conditions, the business cannot predict what will in fact happen in the future including default or bankruptcy.

ANY VALUATION AT THIS STAGE IS DIFFICULT TO ASSESS.

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

THE TRANSFERABILITY OF THE SECURITITES YOU ARE BUYING IS LIMITED.

Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

OUR BUSINESS PROJECTS ARE ONLY PROJECTIONS.
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

MANAGEMENT DISCRETION AS TO USE OF PROCEEDS.
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

RISK OF CHANGES IN ECONOMIC CONDITIONS.
Factors not controlled by the business-like pandemics, environmental disasters, economic recessions, changes in regulations, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars, among other factors are unpredictable and could negatively affect the can impact the business's ability to grow and operate.

RISK OF TAX CONSEQUENCES.
Your investment returns will be taxed and may bring your overall income or net worth over a particular tax bracket. Please discuss the potential tax consequences of your investments with a tax consultant.

RISK OF FUTURE FUNDING.
The company may require additional funds in the future to expand or continue operations. If the company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

RISK OF LIABILITY OR LEGAL RECOURSE.

The business may act negligently in their day-to-day operations that could injure a customer or an employee in which legal recourse may be necessary. Due to the cost of lawsuits and legal resources, an event such as this could cause the company to cease operations or file for bankruptcy.

RISK OF LACK OF ACCOUNTING CONTROLS.
Small businesses, in general, may not have the resources or expertise to implement strict accounting controls. This can expose an early-stage startup to liability and miscalculation of financial growth.

RISK OF COMPETITION.
The business operates in a very competitive market that can make it hard for them to have the traction they need to survive as a business. They compete with many other businesses, both large and small, on the basis of quality, price, location, and customer experience, all of which could negatively impact financial performance. Competition in a saturated market is a key reason many businesses in this space fail.

RISK OF MANAGEMENT RELIANCE.
Without voting power, you will not be able to participate in the management decisions of the company. You will be fully reliant on the executive management team and board of directors to make the proper judgement calls to make this business a success. Furthermore, if the founders or other key personnel of the company were to leave, or become unable to work, the company may be negatively impacted.

RISK OF NOT SELLING YOUR INVESTMENT.
You cannot sell your common stock for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market.

RISK OF NO REGISTRATION UNDER SECURITIES LAWS.
The investment will not be registered with the SEC or the securities regulator of any State. Thus, neither the company nor the investment will be subject to the same degree of regulation and scrutiny as if they were registered.

RISK OF THIRD PARTIES TO PROVIDE SERVICES ESSENTIAL TO THE SUCCESS OF OUR BUSINESS

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, distribution, legal work, accounting and other services. It is possible that some of these third parties will fail to perform them in an acceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may little or no recourse to recover damages for these losses. A disruption in these key areas or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

RISK OF INCOMPLETE OFFERING INFORMATION.

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares that generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm.

RISK OF LACK OF ONGOING INFORMATION.

The company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly reporting company; and the company is permitted to stop providing information in certain circumstances.

SUPPLY CHAIN RISKS.

Fluctuations in the price, availability and quality of the key ingredients or other raw materials included in our products could have a material adverse effect on cost of sales or our ability to meet customer demands. The price and availability of the raw materials in our products may fluctuate significantly, depending on many factors. This could result in lower gross margins and could have a significant adverse effect on our business, financial condition, and operating results. Delays in availability and delivery of raw materials could result in delays of product deliveries, potentially causing decreased sales and financial performance.

CYBERSECURITY INCIDENTS COULD HARM OUR BUSINESS AND NEGATIVELY IMPACT ITS FINANCIAL RESULTS.

We store personally identifiable information, credit card information and other confidential information of our customers and consumers. We may experience successful attempts by third parties to obtain unauthorized access to such personally identifiable information. This information could also be otherwise exposed through human error or malfeasance. The unauthorized access or compromise of this personally identifiable information could have an adverse effect on our business, financial condition and results of operations. Cybersecurity incidents could endanger the confidentiality, integrity and availability of our information resources and the information it collects, uses, stores and discloses. These incidents may be an intentional attack or an unintentional event and could involve gaining unauthorized access to our information systems for purposes of misappropriating assets, stealing confidential information, corrupting data or causing operational disruption. We believe that it takes reasonable steps to protect the security, integrity and confidentiality of the information we collect, use, store, and disclose, and take steps to strengthen our security protocols and infrastructure, but there is no guarantee that inadvertent or unauthorized data access will not occur despite our efforts. For example, we could be negatively impacted by software bugs or other technical malfunctions, as well as employee error or malfeasance. Any unauthorized access or use of information, virus or similar breach or disruption to our, our customers', or our partners' systems could result in disrupted operations, loss of information, damage to our reputation and customer relationships, early termination of our contracts and other business losses, indemnification of our customers and related parties, liability for stolen assets or information, increased cybersecurity protection and insurance costs, financial penalties, litigation, regulatory investigations and other significant liabilities, any of which could materially harm our business.

WE DO NOT OWN THE PATENTS ON WHICH WE PARTLY RELY.

We have entered into marketing agreement with Peskin Pharma and their licensed manufacturer and have been granted a non-exclusive, royalty-free, license to private label the supplements under our brand Oxygen4Life and to also brand in the name of any sub distributors we enter into agreements with. The Medical Food EZTREK™ must sold under that brand name because of FDA regulations. In addition, any future improvements to such existing patents and trade secrets, shall be owned by Peskin Pharma.

O4L OBTAINS CERTAIN PRODUCTS THEY SELL FROM THIRD PARTIES.

O4L obtains certain products they sell from third parties and rely on them to meet their sales needs. They plan to continue to rely upon such third parties to supply products they sell. If these suppliers fail to maintain high manufacturing standards and processes, it could harm O4L's business. In the event of a natural disaster or business failure, including the bankruptcy of a supplier, O4L may not be able to secure replacement products on a timely or cost-effective basis, which could result in delays, additional costs, and reduced revenues. In addition, price increases from a supplier, would directly affect O4L's profitability if it is not able to pass price increases on to customers.

ADVERSE PUBLICITY OR CONSUMER PERCEPTION OF PRODUCTS O4L SELLS, AND ANY SIMILAR PRODUCTS DISTRIBUTED BY OTHERS COULD HARM O4L'S REPUTATION AND ADVERSELY AFFECT THEIR SALES.

O4L is highly dependent upon positive consumer perceptions of the safety and quality of products its subsidiaries sell, as well as similar products distributed by other companies. Consumer perception of such products, and health and wellness products, in particular, can be substantially influenced by scientific research or findings, national media attention and other publicity about product use. Adverse publicity from these sources regarding the safety, quality, or efficacy of such products could seriously harm O4L's reputation and results of operations. The mere publication of news articles or reports asserting that such products may be harmful or questioning their efficacy could have a material adverse effect on O4L's business, financial condition, and results of operations, regardless of whether such news articles or reports are scientifically supported or whether the claimed harmful effects would be present at the dosages recommended for such products.

THIS OFFERING INVOLVES *"ROLLING CLOSINGS"* WHICH MEANS THAT EARLIER INVESTORS MAY NOT HAVE THE BENEFIT OF INFORMATION THAT LATER INVESTORS HAVE.

Once we meet our target amount for this offering, we may request that DealMaker Securities LLC to instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

RISK OF UNINSURED LOSSES.

The company may not be insured to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against. The company could incur an uninsured loss that could damage the business.

RISK OF CHANGES TO LAWS.

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect the company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could negatively impact the business. This applies at federal and local levels.

RISK OF FUTURE INVESTORS HAVING SUPERIOR RIGHTS.

If the company needs more capital in the future and takes on additional investors for financing, the new investors might have rights superior to yours. For example, they might be investors with preferred shares with voting rights that give them a greater voice in management, or otherwise.

RISK OF HAVING A LIMITED OPERATING HISTORY.

The company is relatively young and has limited operating history as opposed to an established entity. Having a limited operating history may make it difficult to predict the accuracy of the financial forecast given.

RISK OF ONE MAJORITY OWNER.

Investing in a business that has one majority owner can limit strategy and decision-making to the majority stakeholders. The success of this business is reliant on the right decisions made by the majority stakeholder.

THE COMPANY'S BUSINESS IS EXPOSED TO A MULTITUDE OF RISKS BASED ON ITS ACCEPTANCE OF CREDIT CARDS

AND THEIR RELIANCE ON THIRD PARTY CREDIT PROCESSORS.

The Company's business is exposed to a multitude of risks based on its acceptance of credit cards and their reliance on third party credit card processors. The Company's customers typically pay for their orders with debit cards or credit cards, and Oxygen4Life, Inc. depends on third party credit card processing in connection with online product sales. There are many risks related to The Company's acceptance of credit cards, the collection and storage of credit card data, and The Company's dependence on third party credit card processors to process payments. The Company's failure to limit fraudulent transactions conducted on its websites or through its platform, such as through use of stolen credit card numbers, could subject Oxygen4Life, Inc. to liability and adversely impact its reputation. Under credit card association rules, penalties may be imposed at the discretion of the association for inadequate fraud protection. Any such potential penalties would be imposed on The Company's credit card processor by the association. Under The Company's contracts with The Company's payment processors, Oxygen4Life, Inc. is required to reimburse them for such penalties. Oxygen4Life, Inc. faces the risk that it may fail to maintain an adequate level of fraud protection and that one or more credit card associations or other processors may, at any time, assess penalties against Oxygen4Life, Inc. or terminate The Company's ability to accept credit card payments or other form of online payments from customers, which would have a material adverse effect on The Company's business, financial condition and operating results. Although Oxygen4Life, Inc. does not believe there has been a compromise of customer information, it is possible that either Oxygen4Life, Inc. or its acquired companies may be in full compliance with these standards. Accordingly, Oxygen4Life, Inc. could be fined, which could impact its financial condition, or certain of The Company's products could be suspended, which would cause Oxygen4Life, Inc. to be unable to process payments using credit cards. If Oxygen4Life, Inc. is unable to accept credit card payments, The Company's business, financial condition and operating results may be adversely affected. In addition, many of The Company's transactions are deemed high risk, and there often exists a shortage of merchant processors able or willing to process such online transactions. The future shortage of merchant processing available to process payments for The Company's product sales and the sales of The Company's customers' products, could result a decrease in the volume of products Oxygen4Life, Inc. is able to sell and could have a material adverse effect on The Company's revenue. Further, such credit card processors require Oxygen4Life, Inc. to maintain significant reserves (often up to 10% of the sale) to cover refunds, chargebacks and fraud, which results in delays of up to 6 months in receipt of such revenue. If The Company's refunds or charge backs increase, The Company's processors could require Oxygen4Life, Inc. to increase such reserves, increase fees or terminate their contracts with Oxygen4Life, Inc., which would have an adverse effect on The Company's financial condition. In addition, Oxygen4Life, Inc. could be liable if there is a breach of the payment information it stores. Online commerce and communications depend on the secure transmission of confidential information over public networks. Oxygen4Life, Inc. relies on encryption and authentication technology to authenticate and secure the transmission of confidential information, including customer credit card numbers. However, Oxygen4Life, Inc. cannot ensure this technology will prevent breaches of the systems it uses to protect customer payment data. In the future Oxygen4Life, Inc. may explore accepting various forms of payment that may have higher fees and costs than The Company's current payment methods. If The Company's customers utilize alternative payment methods, The Company's payment costs could increase, and The Company's operating results could be adversely impacted.

IF CURRENT EFFORTS TO ALLOW STATES TO REQUIRE ONLINE RETAILERS TO COLLECT SALES TAX ON THEIR BEHALF ARE SUCCESSFUL, E-COMMERCE IN GENERAL COULD DECLINE. THE COMPANY'S SOLUTIONS COULD BECOME LESS ATTRACTIVE, AND THE COMPANY'S RELATED REVENUE, COULD DECLINE.

Although current U.S. Supreme Court decisions restrict the imposition of obligations to collect state and local sales taxes with respect to remote sales, an increasing number of states have considered or adopted laws that attempt to require out-of-state retailers to collect sales taxes on their behalf. In addition, the U.S. Senate and the U.S. House of Representatives are currently considering a variety of legislation, most notably the Marketplace Fairness Act, which would override the Supreme Court rulings and enable states to require that online retailers collect sales tax from the states' residents. This is a rapidly evolving area and it cannot be predicted whether this or other similar legislation will ultimately be adopted or what form it might take if adopted. If the states or Congress are successful in these attempts to require online retailers to collect state or local sales taxes on out-of-state purchases, buying online would lose some of its current advantage over traditional retail models and could become less attractive to consumers. This could cause e-commerce to decline, which would, in turn, hurt the business of The Company's customers, and potentially make The Company's products and services less attractive and cause The Company's revenue, to decline in addition, it is possible that one or more states or the federal government or foreign countries may seek to impose a tax collection, reporting or record-keeping obligation on companies like Oxygen4Life, Inc. that facilitate e-commerce. Further Oxygen4Life, Inc. or its subsidiaries may have liability for sales taxes on prior sales they have made in certain jurisdictions.

Projections: Forward Looking Information.

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Ownership and Capital Structure; Rights of Securities

Ownership

The following information sets forth the information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing:

Mike Maunu	6,900,000	Common Stock	80.80%

The Company's Securities

The Company has authorized Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to $500,400 of Common Stock.

Common Stock

The number of securities authorized is 20,000,000 shares common stock with a total of 8,535,610 shares of common stock currently outstanding.

Voting Rights

One Vote per Share

Material Rights

Common Stock – Class B

The number of securities authorized is 100,000 shares Class B - common stock, non-voting shares with a par value of $ 0.01. These shares are authorized for the Give-A-Way.

Voting Rights of Securities Sold in this Offering.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock

What it means to be a minority holder.

As a minority holder of equity of the company, you will have limited rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have less rights than those of other investors and will have limited influence on the corporate actions of the company.

Dilution.

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities.

For a year, the securities can only be resold:

•   In an IPO;

•   To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities.

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $69.00
  Number of Securities Sold: 6,900,000
  Use of proceeds: Founder Issuance
  Date: March 27, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $7.50
  Number of Securities Sold: 750,000
  Use of proceeds: Founder Issuance
  Date: March 27, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $6.00
  Number of Securities Sold: 600,000
  Use of proceeds: Founder Issuance
  Date: April 1, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1.00

Number of Securities Sold: 100,000
Use of proceeds: Founder Issuance
Date: March 28, 2022
Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 30,000
  Use of proceeds: Advisor Shares
  Date: June 14, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 50,000
  Use of proceeds: Third Party Services Provided
  Date: October 21, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 23,277
  Use of proceeds: Adviser Shares
  Date: October 13, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $25,000
  Number of Securities Sold: 69,833
  Use of proceeds: Working Capital
  Date: October 17, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity

Final amount sold: $0.00
Number of Securities Sold: 12,500
Use of proceeds: Third Party Services Provided
Date: November 3, 2022
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors", and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

We incorporated Oxygen4Life, Inc. on February 25, 2022, and as of yet has had no revenues as a Company. As a sole proprietor, the founder has amassed almost $900,000 in gross revenues since the beginning of 2018 until October 29, 2022. This is due to the database of existing customers that is expected to be transferred to the Company. As such, there is a high likelihood that a certain percentage of these will continue to purchase. However, there is no guarantee that they will or to what degree. The ongoing revenue stream will be transferred to the Company upon the successful closing of at least the minimum funding round required on this Crowdfunding offer.

In addition, the Company is expected to into a purchase agreement with the Founder upon the closing of the first round of fundraising and will transfer the marketing rights to the existing product line comprising six health supplements and the medical food product that is shipped directly to the licensed health care practitioner or his patient upon the successful completion of a crowdfunding round.

The Company will receive the CRM, customer relationship manager, and the database of almost 1400 customers, 445 active buyers, 25 physicians & 10 private label customers. Some of these customers/active buyers purchase at a regular interval and others at an irregular interval. Some may not ever order again. From this existing database is where we anticipate the initial revenue stream for the Company.

Included in the purchase is the brand name & marketing website, Oxygen4Life.com, FixDelta6.com, logos, additional domain names & websites, shopping cart & data, landing pages, CRM, 1400+ customer records, 15+ Medical Reports, social media accounts, private label reseller accounts, doctor clients, licensing & distribution agreements for the supplements, the sales agreement for the medical food and the distribution agreement for the DPA testing device.

The Company does not have the normal cash flow needs for product development, inventory requirements or warehousing expenses. Under unique agreements with the manufacturer, they can buy products on an as needed basis and can ship products the same day. Therefore, no money is tied up in inventory. The only requirement is the prepurchase of labels where costs are negligible.

Approximately 5 years ago the Founder entered into a warehousing and fulfillment agreement with the same company who warehouses and fulfils for the manufacturer. In doing so, it eliminated the need to prepurchase inventory, the cost to ship it halfway across the US and the time and energy to label, package & fulfill. Now, they simply move the Company's inventory as purchased from the manufacturer's pile to the Company's pile. Then it is labeled, processed & shipped as orders come through the Company's shopping cart at the warehouse.

The Founder has an outsourced team with the expertise to create the marketing & advertising necessary to drive traffic to the website, sell more retail customers and to bring on health practitioners. The ecommerce customer sales will allow the company to pay its bills while it builds the database of practitioner clients who will then sell the products to their patients.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc ...)

As of September 30, 2022, the Company has capital resources available in the form of $41.00 cash on hand.

As soon as the Company reaches the minimum amount in the Crowdfunding raise or more, and issues the first securities, then the Founder will agree to transfer the current assets described above in "Results of Operations" to the Company.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We have no capital requirements for product development, inventory, or warehousing. All team members work remotely on an as needed basis. We have no employees.

These funds will allow us to spend on marketing & advertising to create massive growth over the next five years. The funds will be used to launch marketing campaigns for both retail consumers and health care practitioners. It will allow us to add components to the existing CRM/Shopping cart like a monthly continuity program and an affiliate program to allow others to refer customers to us.

Without the crowdfunding campaign the Company will need to seek capital by other means, including other private offering possibilities.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds we raise will allow us to spend on advertising and marketing, allowing us to worry about the customer acquisition costs and breaking even right away. Any part over the minimum will allow us to add more retail customers and health care practitioners. If funds we raise are limited, we would spend most on the practitioners because one doctor could bring hundreds of patients/customers. Of the Company's current funds, this crowdfunding campaign will constitute almost 100% of its capital.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

In this round of funding, if we are only able to raise the minimum of $10,000 it will allow us to pay the balance of the broker/dealer fee and our escrow agent and a small amount of money for marketing. The Company will not be able to implement its vision if the minimum is raised, but it will be able to cover some of the costs of this crowdfunding campaign.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise up to $500,400, we will be able to continue operations over the next three years. These funds will be used for adding to our CRM/Shopping cart making it easier for customers to sign up and get their product, month after month. It will also give us a tremendous advertising budget to get health care practitioners which is the focus of this fundraising campaign.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc.)

We are currently considering both a 506(b) or a 506(c) offering concurrently with the existing Crowdfunding CF raise. These offerings may be terms better than those offered in this Crowdfunding CF offering.

Indebtedness

The Company has a contingent liability note totaling $100,000, which will be triggered upon reaching the minimum amount in this offering. It is a zero-interest rate note with a twelve-month maturity from its trigger date.

Related Party Transactions

The only related party action is the agreement of the Founder to transfer the following assets to the Company. The Company will receive the CRM, customer relationship manager, and the database of almost 1200 customers, 445 active buyers, 25 physicians & 10 private label customers.

Included in the purchase is the brand name & marketing website, Oxygen4Life.com, FixDelta6.com, BodybyScienceProgram.com, logos, additional domain names & websites, shopping cart & data, landing pages, CRM, 1200+ customer records, 15+ Medical Reports, social media accounts, private label reseller accounts, doctor clients, licensing & distribution agreements for the supplements, the sales agreement for the medical food and the distribution agreement for the DPA testing device.

As described in the Indebtedness section, the Company is expected to execute a simple note to the founder for $100,000 that is contingent on reaching the minimum amount in the offering. The first monthly payment will be $9,250 and due 30 days after the initiation of the loan, with a subsequent set of and then 11 more payments of $8,250 due 30 days from each previous payment. These payments equal the approximate monthly gross profits after COGS. No interest will be charged.

Valuation

Pre-Money Valuation: $5,000,000.00

Valuation Details:

The Company's valuation was determined internally without a formal third-party independent evaluation. In formulating our valuation, we considered the following:

1) We researched other offerings involving issuers using Kings Crowd. They are the leading third-party aggregator of all companies raising across all platforms. In a recent article analyzing data from all Crowdfunding and Regulation A raises that closed between Jan. 2021 and Jun. 2022 startups with IP like ours with no revenues were raising at a valuation of $20.4 million. Companies with revenues similar to what the Founder has been doing as a sole proprietor have been raising at a $23 million dollar valuation. https://kingscrowd.com/high-revenue-high-returns/

2) Oxygen4Life, Inc. will acquire from its Founder the following items (i) fully functional shopping cart & CRM, (ii) 6 developed and launched supplement products, including the patented supplement in capsules & liquids (iii) patented medical food EZtrek marketing agreement (iv) IP agreements from patent holder including 3 books and over 20 medical reports with our

branding (v) database of 1400 customers, 445 active buyers, 25 physicians, 10 private label customers (vi) VIP Rewards Program (vii) review software with 150 plus reviews averaging 4.75 stars (viii) warehousing & fulfillment agreement (ix) all social media accounts (x) two main marketing websites with logos (xi) approximately 12 additional websites for marketing and (xii) the sales marketing agreement for the Max Pulse DPA medical testing device.

Given the assets we will acquire from the Founder, the proprietary 3-tiered marketing approach, and the markets we can go into with the same two products and the MRR model we believe a $5 million pre-money valuation is more than reasonable.

We are looking for investors who want to join our family and help us grow. We want investors who share our same values and goals that want to help others have a better quality of life.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.20, we plan to use these proceeds as follows:

- *Offering Fees/Expenses 75%, or $7,500,15*
- *Marketing   25%, of 2,500.05*

DealMaker Securities, LLC (CRD#315324/SEC# 8-70756) charges $15,000 in cash for set-up fees, a 3% commission fee on execution, a $2,000/month maintenance fee, which are not described in detail above. DealMaker Securities LLC also charges a 1% securities fee, deliverable on closing, of the same securities made available in this offering. Transaction and payment processing fees are not included in this number and are variable based on number of investors and types of payments.

If we raise the overallotment amount of $500,400, we plan to use these proceeds pro-rata as follows:

- *DealMaker Fees*
  3% Cash Commission [1]

- *Operations*
  27%

This will support current client technology, logistics, administrative work

- *Solutions Enhancement*
  10.00%
  Technology enhancements, new functionality addons

- *Marketing*
  50.0%
  Sales Process
  Digital ads like Facebook, Google & LinkedIn Campaigns
  Email & retargeting campaigns
  FB group development
  Additional sales landing pages

- *Company Outsourced Hires*
  10.0%
  Copywriter, additional tech help

[1] DealMaker Securities, LLC charges $15,000 in cash for set-up fees, a 3% commission fee on execution, and a $2,000/month maintenance fee, which are not described in detail above. DealMaker Securities LLC also charges a 1% securities fee, deliverable on closing, of the same securities made available in this offering. Transaction and payment processing fees are not included in this number and are variable based on the number of investors and types of payments.

The Company may change the intended use of proceeds, if its officers believe it is in the best interests of the company.

Regulatory Information.

Disqualification.
No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure.

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting.

The Company will file a report electronically with the SEC annually and post the report on its website no later than June 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.oxygen4lifeinc.com/investors

The Company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section lS(d) of the Exchange Act;

(2)   it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.oxygen4lifeinc.com/status

Subscription Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

Irregular Use of Funds:

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments. Any expense related to the hiring of third-party copywriting services/social media or advertising costs. Salary payments made to oneself, a friend or relative.

EXHIBITS:

Exhibit A	Offering Document
Exhibit B	Financials
Exhibit C	Profile Screenshots
	Sales Page
Exhibit D	Video Transcript
Exhibit E	Subscription Process
Exhibit F	Corporate Documents